Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Amarantus BioScience Holdings, Inc. on Form S-1 of our report dated April 3, 2015, except for Note 1A, as to which the date is August 14, 2015, which includes an explanatory paragraph that raises substantial doubt about the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Amarantus BioScience Holdings, Inc. as of December 31, 2014 and 2013 and for the years then ended. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

October 13, 2015